EXHIBIT 99.2

CREST Engineering Services, Inc.

February 8, 2010

Mr. Kris Hartmann
HKN, Inc.
28259 Daystrom Lane
Katy, Texas 77494

Re:     Evaluation of Proved Reserves attributable to HKN, Inc. in Main Pass 35 Field,
           Plaquemines Parish, Louisiana as of December 31, 2009

Mr. Hartmann:

At your request we have estimated the proved reserves attributable to HKN, Inc. in Main Pass 35 Field, Plaquemines Parish, Louisiana for the purpose of filing the annual 10-K reports for HKN, Inc. According to reserve data provided by the company, these reserves represent approximately 51% of the total reserves of HKN, Inc. on an oil equivalent basis.

A summary of the results of our evaluation are as follows:

Estimated Net Reserves
And Future Cash Flows
As of December 31, 2009
Reserve	Net Reserves		Net	Discounted
Category	Oil, mbbl	Gas, Mcf	Revenue, m$	Revenue, m$

Proved
Producing	744	0	174	3,667
Behind Pipe	136	0	3,818	2,374
Non-Producing	206	0	9,180	6,201
Total Proved	1,087	0	13,172	12,242

Total Probable	1,218	4,568	37,300	19,400

Total Possible	114	0	2,646	903

Total Reserves	2,421	4,568	53,120	32,545

218 N. College St.	(903) 253-0452
Tyler, Texas 75702	fax (903) 642-0055

HKN, Inc.	February 8, 2010

The discounted cash flows summarized in the above table are calculated using a discount rate of 10 percent per annum. Reserves are classified according to the Petroleum Reserve Definitions approved by the Security and Exchange Commission. A copy of these classifications has been included as part of this report.

Future net cash flow as presented in this report are defined as the future cash inflows attributable to the evaluated interest less expenses for operating, taxes, transportation and future capital expenditures. This evaluation does not include any state or federal income tax. Future cost of abandonment has not been incorporated into this evaluation, nor has any expenditures for environmental remediation been considered.

Prices and Expenses
This evaluation was prepared using an index price of $61.18/bbl and $3.87/MMBTU which was the simple average of the price reported in the Wall Street Journal on the first day of each month in 2009. These index prices were assumed to represent the prices received for NYMEX (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing. The average differential for 2009 (excluding the high and low data points) was -$1.80/bbl. This differential was assumed to remain constant throughout the life of the reserves.

Expenses were based on actual expenses incurred during the 12 month period ending September 30, 2009 as depicted in lease operating statements provided by HKN, Inc. The expenses were reviewed, and no adjustments were made except for the removal of insurance and overhead expenses. The operating expenses were held constant for the life of the reserves.

Methodology
Reserve estimates for producing wells were estimated using decline curve analysis where production trends have been established. When trends were not established, reserves were estimated based on volumetric calculations supported by analogies to similar completions in the fields. The reserves reported herein are approximations based on engineering calculation, but should not be construed as exact quantities.

In conducting this evaluation, we relied upon information provided by HKN, Inc. and  third party data providing services. No independent well test, inspections, title reviews or financial audits were conducted as part of this evaluation. Information such as ownership, lease operating expenses, product prices, accounting and production imbalances were accepted as reported by HKN, Inc.

CREST Engineering Services, Inc.	(903) 253-0452
Tyler, Texas	fax (903) 642-0055

HKN, Inc.	February 8, 2010

The estimate that this report encompasses approximately 51% of the total reserves of HKN Inc. is based on information provided by the company with regard to the reserves of HKN Inc. which were not evaluated by CREST Engineering Services, Inc. CREST accepted these values as provided and has not performed an independent evaluation of any assets other than those stated by this report. Our signature below should not be regarded as confirmation of the evaluation of the additional assets of the company other than those assets specifically referenced in this report.

Engineering data used to support this evaluation is available for review in our offices with the approval of HKN, Inc.

Sincerely,

/s/ W. Waterson Calhoun       [REGISTERED SEAL OF W.W. CALHOUN, STATE OF TEXAS]

W. Waterson Calhoun
CREST Engineering Services

CREST Engineering Services, Inc.	(903) 253-0452
Tyler, Texas	fax (903) 642-0055

CREST Engineering Services, Inc.

DEFINITIONS OF PROVED RESERVES
SEC Reg § 210.4-10 (a) (2-4)

(2) Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves.;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

(3) Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

(4) Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques Leave been proved effective by actual tests in the area and in the same reservoir.

218 N. College St.	(903) 253-0452
Tyler, Texas 75702	fax (903) 642-0055